NovaGold Resources Inc. Proxy for Annual and Special General Meeting Of Shareholders solicited By or on behalf of the Management

     EVERY SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING IN THE NAME OF SUCH PERSON ON THE BLANK SPACE PROVIDED BELOW AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES.

     The undersigned Shareholder of NovaGold Resources Inc. ("Corporation") hereby appoints Rick Van Nieuwenhuyse, Chief Executive Officer of the Corporation, whom failing Robert J. MacDonald, Chief Financial Officer of the Corporation or, in lieu of the foregoing ______________________________________ as nominee of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special General Meeting of the Shareholders of the Corporation to be held at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, in the Oxford Room, on Wednesday, May 28, 2003 at 1:00 p.m. (Vancouver time), or at any adjournment thereof ("Meeting"). Without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted as indicated on the reverse of this document.

     Where a choice is specified, the Common Shares represented by this proxy will be voted for, withheld from voting or voted against, as directed on any poll or ballot that may be called. Where no choice is specified, this proxy will confer discretionary authority and will be voted in favour of the matters referred to on the reverse of this document. This proxy also confers discretionary authority to vote for, withhold or vote against in respect of amendments or variations to the matters referred to on the reverse of this document and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting.

     The proxy shall be dated in the space indicated below and if it is not dated in that space, it is deemed to bear the date on which it was mailed by Management. The completed proxy must be delivered:

(a)
by delivering the proxy to the Corporation's transfer agent, Computershare Trust Company of Canada at its office at 1465 Brenton Street, 5th Floor, Box 36012, Halifax, Nova Scotia, B3J 3S9, for receipt not later than Monday, May 26, 2003, at 1:00 p.m. (Vancouver time) and 5:00 p.m. (Halifax time); or

(b)
by fax to the Toronto office of Computershare Trust Company, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Monday, May 26, 2003, at 1:00 p.m. (Vancouver time) and 5:00 p.m. (Halifax time).
DATED this _______ day of _______________________________, 2003

AFFIX LABEL HERE	____________________________________________
Signature of Shareholder or, in the case of a corporate shareholder, the signature(s) of the duly authorized officer(s) or attoney(s)
____________________________________________
Name of Shareholder (Print)

NovaGold Resources Inc. 405-625 Howe Street Vancouver, BC V6C 2T6	Tel: (604) 669-6227 Fax: (604) 669-6272 Website: www.novagold.net

☒  CHECK the appropriate box for each issue

1.

The election of Directors named in the Management Information Circular. The nominees proposed by Management are: George Brack, Gerald J. McConnell, Cole McFarland, Rick Van Nieuwenhuyse, Clynton Nauman and James Philip.

☐	FOR all nominees listed above except for nominees listed below from whom I withhold my vote
_________________________________
_________________________________
_________________________________
_________________________________
_________________________________
			☐	WITHHOLD my vote from all nominees
2.	The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia, as Auditors of the Corporation for the forthcoming year.
	☐	FOR	☐	WITHHOLD
3.

Approving the issuance by way of private placements of up to 40,000,000 Common Shares as permitted by the policies of The Toronto Stock Exchange (as described in more detail in the Management Information Circular).

	☐	FOR	☐	WITHHOLD
4.	Approving a resolution to:
(a)
reconstitute the Corporation’s Employee Stock Option Plan (the "Plan") such that the aggregate maximum number of Common Shares which the Corporation may issue or reserve for issuance under the Plan, as a whole, will no longer include the 2,930,500 Common Shares issued upon the exercise of previously granted stock options; and

	(b)	increase the aggregate maximum number of Common Shares which the Corporation may issue or reserve for issuance under the Plan, as a whole, by 2,930,500 Common Shares,

with the effect that paragraph 4.1 of the Plan will continue to provide that up to 6,500,000 Common Shares be reserved for issuance under the Plan, and the ability of the Corporation to grant stock options under the Plan, from time to time, will increase to an aggregate of 3,205,000 stock options, given 3,295,000 stock options are currently outstanding under the Plan (all as described in more detail in the Management Information Circular).

	☐	FOR	☐	WITHHOLD

Issue ID 13849